United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale de-characterizes B3/B4 dam

Rio de Janeiro, May 13, 2024 - Vale S.A. ("Vale" or "Company") informs that it has completed the de-characterization1 of the B3/B4 dam ("Dam" or "B3/B4"), located at the Mar Azul Mine, municipality of Nova Lima (MG).

The B3/B4 dam

B3/B4 was classified with the highest emergency level in 2019, and in line with Vale's commitment to eliminating upstream dams, it is permanently free of any risk to communities and the environment. This is the 14th upstream dam de-characterized by Vale since the Upstream Dam De-characterization Program was created in 2019.

“In the de-characterization process, we used, on a large scale, unmanned equipment controlled by an operations center located about 15 kilometers from the dam, resulting in the removal of 3.3 million cubic meters of tailings. This innovative operational strategy was essential to eliminate workers' presence at the dam until safety conditions were achieved”, informed Alexandre Pereira, Vale's Executive Vice President for Projects.

As additional actions in the remaining area, Vale will perform land reconformation works, implement a drainage system and revegetation. The backup dam built as a safety measure during the dam’s de-characterization works will be removed for the area’s reintegration, making use of all the material and mitigating impacts on communities and the environment.

Upstream Dam De-characterization Program

Since 2019, Vale has made consistent progress on its commitment to eliminate its upstream dams. The structures being de-characterized remain inactive and are permanently monitored by the company's Geotechnical Monitoring Centers (“CMGs”).

“We will continue to advance with the execution of our Decharacterization Program, with safety and transparency, and effective safety improvement measures until the elimination of all upstream dams in Brazil. We have already completed 46% of the program, with disbursements of US$1.7 billion, and we expect to complete two more projects in 2024, reaching around 70% by the end of 2026. This measure is essential to ensure non-repetition and to make Vale even safer”, stated Eduardo Bartolomeo, Vale's CEO.

Solutions applied are compatible with each structure’s unique characteristics and prioritize people and environment’s safety. Independent audits and competent authorities continuously assess and monitor activities. As a supplementary safety provision throughout the de-characterization works, Vale built four backup dams to serve dams considered critical. More information on Vale's dam management is available at www.vale.com/dams.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 A structure that no longer has a tailings storage function is considered de-characterized. This result will be evaluated and validated by the Brazilian authorities in due course.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 13, 2024		Director of Investor Relations